Exhibit 12.1
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months
	Ended
	March 31,	Twelve Months Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Income (loss) from continuing operations attributable to common shareholders	$(5,889)	$82,006	$231,304	$300,436	$308,972	$223,933
Income taxes	(15,480)	37,827	76,897	152,006	151,122	127,361
Fixed charges	63,640	250,647	234,682	228,112	217,566	206,657

Total earnings	$42,271	$370,480	$542,883	$680,554	$677,660	$557,951

Fixed Charges:
Interest expense	$62,054	$246,606	$230,145	$223,935	$214,078	$203,748
Estimated interest portion of annual rents	1,586	4,041	4,537	4,177	3,488	2,909

Total fixed charges	$63,640	$250,647	$234,682	$228,112	$217,566	$206,657

Ratio of Earnings to Fixed Charges (rounded down)	0.66	1.47	2.31	2.98	3.11	2.69